[Letterhead of Sutherland Asbill & Brennan LLP]

September 23, 2014

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services, Inc.

Preliminary Proxy Statement on Schedule 14A

File No.: 001-16123

Dear Ms. Ransom:

This Amended Preliminary Proxy Statement on Schedule 14A (File No. 001-16123), filed on behalf of Newtek Business Services, Inc., is being filed in connection with the Registration Statement on form N-14 (File No. 333-195998) filed on behalf of Newtek Business Services Corp. concurrently herewith.

*    *    *    *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

Cc:	Barry Sloane, Newtek Business Services Corp.

Matthew Ash, Newtek Business Services Corp.

John Mahon, Sutherland Asbill & Brennan LLP